UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. )*

Movella Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

62459N105

(CUSIP Number)

Jesse King

c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94205

650-233-2750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 62459N105

1.	Names of Reporting Person Kleiner Perkins Caufield & Byers XIII, LLC (“KPCB XIII”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

5,189,011 shares of Common Stock (as defined below), except that KPCB XIII Associates, LLC (“Associates”), the managing member of KPCB XIII, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.	Sole Dispositive Power 5,189,011 shares of Common Stock, except that Associates, the managing member of KPCB XIII, may be deemed to have sole power to dispose of these shares.
	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,011 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Persons (as defined below) expressly disclaim status as a “group” for purposes of this Statement.
(2)

The shares of Common Stock are held in the name of KPCB Holdings, Inc. (“KPCB Holdings”), as nominee for KPCB XIII. The managing member of KPCB XIII is Associates and may be deemed to exercise sole voting and dispositive control over such shares.

(3)

The percentage is calculated based on 50,877,511 outstanding shares of Common Stock following the Business Combination (as defined below), as reported by New Movella (as defined below) in its Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2023 (the “Form 8-K”).

CUSIP No. 62459N105

1.	Names of Reporting Person KPCB XIII Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,189,011 shares of Common Stock directly owned by KPCB XIII. Associates, the managing member of KPCB XIII, may be deemed to have sole power to vote these shares.
	8.	Shared Voting Power See response to row 7.
	9.	Sole Dispositive Power 5,189,011 shares of Common Stock directly owned by KPCB XIII. Associates, the managing member of KPCB XIII, may be deemed to have sole power to dispose of these shares.
	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,011 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Statement.
(2)

The shares of Common Stock are held in the name of KPCB Holdings, as nominee for KPCB XIII. The managing member of KPCB XIII is Associates and may be deemed to exercise sole voting and dispositive control over such shares.

(3)	The percentage is calculated based on 50,877,511 outstanding shares of Common Stock following the Business Combination, as reported by New Movella in its Form 8-K.

CUSIP No. 62459N105	13D

Item 1. Security and Issuer

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.00001 per share (“Common Stock”), of Movella Holdings Inc., a Delaware corporation (“New Movella”) formerly known as “Pathfinder Acquisition Corporation” (in such capacity, “Pathfinder”). The address of the principal executive offices of New Movella is 1950 University Avenue Suite 350 Palo Alto, CA 94303.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) The persons and entities filing this Statement are KPCB XIII and Associates (together, the “Reporting Persons”). Associates, the managing member of KPCB XIII, may be deemed to have sole power to vote and to dispose of shares of Common Stock directly owned by KPCB XIII.

(b) The business address for each Reporting Person is:

c/o Kleiner Perkins Caufield & Byers

2750 Sand Hill Road

Menlo Park, CA 94025

650-233-2750

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of KPCB XIII is to make investments in private and public companies, and the principal business of Associates is to serve as the managing member of KPCB XIII.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons are Delaware limited liability companies.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination Agreement, dated as of October 3, 2022 (the “Business Combination Agreement” and the business combination subject thereto, the “Business Combination”), by and among Pathfinder, Motion Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Pathfinder (“Merger Sub”) and Movella Inc., a Delaware corporation (“Legacy Movella”). The Business Combination closed on February 10, 2023 (the “Closing Date”).

On the Closing Date, Merger Sub merged with and into Legacy Movella, with Legacy Movella surviving the Business Combination as a wholly owned subsidiary of Pathfinder. In connection with the consummation of the Business Combination, Pathfinder changed its name to “Movella Holdings Inc.”

The foregoing description of the Business Combination Agreement is a summary only and is qualified in its entirety by the full text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2 to this Statement and is incorporated herein by reference.

In accordance with the terms of the Business Combination Agreement, effective upon the consummation of the Business Combination, KPCB Holdings, as nominee for KPCB XIII, received a total of 5,189,011 shares of Common Stock as Business Combination consideration and in exchange for its shares of common stock, par value $0.01 per share, of Legacy Movella (including shares received on the Closing Date in connection with the conversion of shares of preferred stock, par value $0.00001 per share, of Legacy Movella and the conversion of convertible notes issued by Legacy Movella, in each case and in accordance with the terms of the governing documents and notes of Legacy Movella).

The source of the funds used by KPCB XIII to acquire the securities of Legacy Movella was from capital contributions from its managing and non-managing members.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated into this Item 4 by reference.

The Reporting Persons hold the securities of New Movella for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the shares of Common Stock held by the Reporting Persons to their respective members. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of New Movella’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities and other future developments.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

The information contained in Item 3 and 4 of this Statement is incorporated into this Item 5 by reference.

(a) and (b) See Items 7-11 and 13 of the cover page of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in New Movella’s securities within the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 and 4 of this Statement is incorporated into this Item 6 by reference.

In connection with the Business Combination and effective upon the consummation of the Business Combination, Pathfinder, Pathfinder Acquisition LLC, Legacy Movella and certain other equityholders of Legacy Movella, including KPCB Holdings, as nominee for KPCB XIII, entered into a shareholder rights agreement (the “Shareholder Rights Agreement”) pursuant to which, among other things, the shareholders party thereto (a) have agreed to a lock up (the “Lock Up”) of their shares of Common Stock held by such party (the “Lock Up Shares”) and (b) have been granted certain customary registration rights with respect to their respective shares of Common Stock (the “Registration Rights”).

In respect of the Lock Up, KPCB XIII has agreed not to (a) sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, with respect to, any Lock Up Share or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock Up Share, whether any such transaction is to be settled by delivery of such Lock Up Shares, in cash or otherwise during the period commencing on the Closing Date and ending on the date that is 180 days following the Closing Date. The Lock Up is subject to certain customary exceptions.

In respect of the Registration Rights, within 30 calendar days following the Closing Date, New Movella will submit to or file with the Securities and Exchange Commission (at its sole cost and expense) a shelf registration statement covering the resale of certain shares of Common Stock (“registrable securities”) on a delayed or continuous basis, and New Movella will use commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof. The equityholders of Legacy Movella party to the Shareholder Rights Agreement may demand that New Movella effect, in any 12-month period, up to two underwritten offerings and up to two underwritten block trades of their registrable securities. Each such group of demanding holders may request to sell all or any portion of their registrable securities in an underwritten offering or block trade as long as the total offering price is at least, in the aggregate, $30.0 million. Such parties are also entitled to unlimited piggyback registration rights. The demand registration rights and piggyback registration rights are subject to cut-back provisions.

The foregoing description of the Shareholder Rights Agreement is a summary only and is qualified in its entirety by the full text of the form of Shareholder Rights Agreement, a copy of which is attached hereto as Exhibit 3 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 1	Agreement of Joint Filing

Exhibit 2	Business Combination Agreement, dated as of October 3, 2022, by and among Pathfinder, Legacy Movella and Merger Sub (filed as Exhibit 2.1 to New Movella’s Form 8-K and incorporated herein by reference).

Exhibit 3	Form of Shareholder Rights Agreement, by and among Pathfinder, Pathfinders’s directors, certain equity holders of Legacy Movella, and other parties (filed as Exhibit 10.20 to New Movella’s Form 8-K and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2023.

Kleiner Perkins Caufield & Byers XIII, LLC, a Delaware limited liability company

By KPCB XIII Associates, LLC, a Delaware limited liability company its Managing Member

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

KPCB XIII ASSOCIATES, LLC, a Delaware limited liability company

By:	/s/ Susan Biglieri
Susan Biglieri
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1	Agreement of Joint Filing

Exhibit 2	Business Combination Agreement, dated as of October 3, 2022, by and among Pathfinder, Legacy Movella and Merger Sub (filed as Exhibit 2.1 to New Movella’s Form 8-K and incorporated herein by reference).

Exhibit 3	Form of Shareholder Rights Agreement, by and among Pathfinder, Pathfinders’s directors, certain equity holders of Legacy Movella, and other parties (filed as Exhibit 10.20 to New Movella’s Form 8-K and incorporated herein by reference).